Exhibit 99.1

September 10, 2014

Board of Directors
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

Dear Members of the Board,

As the largest shareholder of Cardica, Inc. (the “Company” or “Cardica”), it is very important for us at Broadfin Capital LLC (“Broadfin”) that all shareholders are given a fair opportunity to meaningfully participate in, and impact, the strategic choices facing Cardica.  In our view, at this critical time for the Company, the Board of Directors (the “Board”) has a duty to consider seriously the shareholders’ input on how to address the numerous and important issues our Company faces.

Over the past few months, we have made every effort to engage constructively with the Board to initiate such an exchange of ideas and to offer our strategic insight and help.  We have been investing in medical technology companies of all types and sizes over the last 20 years and our understanding of value creation in the industry, especially in the context of several years of due diligence we have conducted on Cardica,  can be valuable to the Company at this crucial stage.  Unfortunately, it has become clear that this Board is resistant to shareholder involvement despite their fiduciary responsibility to represent the will of the shareholders and they are unwilling to allow the Company’s largest shareholder to have any meaningful impact in the decisions determining the course of the Company. Shareholders, as the true owners of the Company, are entitled to meaningful representation in the boardroom.

Broadfin’s long-term commitment to the Company is so strong, that we even offered to enter into a confidentiality agreement and become restricted from trading in securities of Cardica for an indefinite period so that we may be able to have meaningful discussions with the Board and management and assist in finding solutions for the serious issues we see Cardica struggling with.  In response, the Board devised a complicated system involving us asking specific questions in writing and the Board answering in writing at its sole discretion with only whatever information they choose to divulge on a case by case basis thus de facto leaving us still in the dark except for just enough information to keep us fully restricted for an indefinite period of time.  Such a one-sided arrangement is a clear sign of a Board that has no real interest of entertaining healthy shareholder engagement.

We further proposed that Cardica’s directors work constructively with us to enhance the composition of the Board through the addition of two highly-qualified, independent directors with relevant experience and fresh perspective.  Despite our relentless efforts to lead a productive dialogue, to date the Board has refused to accept meaningful change to its composition and negotiations have yielded no agreement and little progress towards one.  In fact, despite making our candidates available for meetings with the Board, rather than considering them seriously and working with us to address shareholder concerns in a thoughtful and deliberate manner, the Board instead unilaterally has sought to hand-pick and interview other candidates.

Accordingly, today we are submitting in full compliance with the requirements of the Company’s Bylaws a formal nomination of four individuals, Gregory D. Casciaro, R. Michael Kleine, Kevin Kotler and Samuel E. Navarro, for election to the Board at the 2014 Annual Meeting.  We have conducted a thorough and thoughtful search for the best-suited candidates for Cardica and firmly believe that our four nominees are those candidates and will each be a valuable addition to the Board.  They collectively represent a highly experienced group with complementary skills sets, are all independent (except for me), and can add significant value to the proper functioning and effectiveness of the Board. Furthermore, we are confident that they can work effectively together as a group with the incumbent directors.

We continue to firmly believe that the cost and time of a proxy contest can and should be avoided.  While change on the Board is, in our view, urgently needed there is no legitimate reason why such change should not be brought about through a thoughtful and collaborative process between the current Board and Broadfin, as Cardica’s largest shareholder.  Our objective is to bring shareholder representation and experienced and well respected operators on the Board.  Enhancing the Board with the addition of our highly-qualified candidates will only help the Board and management to navigate through the complex issues facing the Company and enhance value for the benefit of all shareholders.

We understand that the Company has set November 12, 2014 as the date for the 2014 Annual Meeting and September 17, 2014 as the record date for such meeting.  Accordingly, we expect that proxy materials will soon be filed by the Company with the Securities and Exchange Commission (“SEC”) and we currently plan to file proxy materials of our own to the extent no amicable resolution has been reached.  The coming days until the filing of such proxy materials with the SEC represent a critical window of opportunity for a constructive compromise that avoids the necessity of a contested shareholder election this year.  Once proxy materials have been filed with the SEC, this window of opportunity will close and we will stay fully committed to our position of pursuing a proxy contest.

We urge the Board to immediately engage with us in a productive, negotiated process to bring shareholder representation to the Board and avoid the cost and embarrassment of a public contest.  If you will not work with us promptly to resolve matters amicably, we will be left with no choice but to solicit proxies to secure the Board representation that we believe is best for all shareholders.  We expect that all four of our nominees will receive broad shareholder support if it comes to a vote.  A well-governed public company owes its shareholders a more enlightened approach to governance and a more responsible stewardship of shareholder wealth than squandering capital to ward off shareholder input in the boardroom. The Board and senior management have badly misjudged investor sentiment before and we believe the apparent desire to force a proxy contest, rather than pursue a reasonable settlement, will constitute another serious judgment in error by the Board should it go down this path.  We encourage you again to consider avoiding this outcome by working constructively with us now to appoint the highly qualified candidates we have nominated and avoid a proxy contest.  We remain available to move forward with you expeditiously on this basis should you so desire.

Sincerely,

/s/ Kevin Kotler

Kevin Kotler
Broadfin Capital LLC